LIMITED LIABILITY COMPANY AGREEMENT
OF
HOTELIERCO RETAIL LLC

THIS LIMITED LIABILITY COMPANY AGREEMENT of HOTELIERCO RETAIL LLC (the "**Company**") is made and entered into as of this 9th day of September, 2020, by and among the Company and the members of the Company listed on Exhibit 1 hereto and that have countersigned this Agreement (the "**Initial Members**"), and each other person who after the date hereof becomes a member of the Company in accordance with the terms of this Agreement (collectively with the Initial Members, the "**Members**").

WHEREAS, the Company was formed on September 9, 2020, by the filing of a Certificate of Formation with the Secretary of State of Delaware and has been operated in accordance with the Act ever since.

WHEREAS, the Members desire to set forth in this Agreement the terms and conditions that will govern the operations of the Company and their relationship as members in the Company.

NOW, THEREFORE, the Members hereby agree as follows:

ARTICLE 1.
COMPANY FORMATION AND REGISTERED AGENT

1.1.   FORMATION. The Company has been formed as a limited liability company subject to the provisions of the Delaware Limited Liability Company Act (the "**Act**").

1.2.   NAME. The name of the Company is HotelierCo Retail LLC.

1.3.   REGISTERED OFFICE AND AGENT. The registered office of the Company and the registered agent for service of process on the Company in the State of Delaware shall be that office and Person named in the Certificate of Formation or such other office (which need not be a place of business of the Company) or such other Person or Persons as the Manager may designate from time to time in the manner provided by the Act and applicable law.

1.4.   BUSINESS PURPOSE. The purpose of the Company is to engage in any lawful act or activity for which a limited liability company may be formed under the Act.

1.5.   PRINCIPAL PLACE OF BUSINESS. The principal place of business of the Company shall be located at 325 5th Avenue, Suite 205, Indialantic, Florida 32903-4270 or such other place as the Manager shall from time to time select.

1.6.   DURATION. The Company shall have a perpetual duration unless terminated by operation of law or liquidated pursuant to a vote of the Majority in Interest and the Manager.

ARTICLE 2.
DEFINITIONS

2.1.   "**Acquire**" or "**Acquired**" means (i) all or substantially all the assets of the Company are purchased, (ii) all Membership Interests of the Company are purchased or (iii) the Company is merged out of existence.

2.2.   "**Act**" means the Delaware Limited Liability Company Act, as the same may be amended from time to time.

2.3.   "**Agreed Value**" means, for any property, the asset's adjusted basis for federal income tax purposes, except as follows:

(a)   The initial Agreed Value of any asset contributed by a Member to the Company shall be the gross fair market value of such asset, as determined by the Manager, provided that the initial Agreed Values of the assets contributed to the Company pursuant to Section 2.1 hereof shall be as set forth in such section;

(b)   The Agreed Values of all Company assets shall be adjusted to equal their respective gross fair market values (taking Section 7701(g) of the Code into account), as determined by the Manager, as of the following times: (A) the acquisition of an additional interest in the Company by any new or existing Member in exchange for more than a de minimis Capital Contribution; (B) the distribution by the Company to a Member of more than a de minimis amount of Company property as consideration for an interest in the Company; (C) the liquidation of the Company within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)(g); and (D) in connection with the grant of an interest in the Company (other than a de minimis interest) as consideration for the provision of services to or for the benefit of the Company by an existing Member acting in a member capacity, or by a new Member acting in a partner capacity in anticipation of being a Member; provided that an adjustment described in clauses (A), (B), and (D) of this paragraph shall be made only if the Manager reasonably determines that such adjustment is necessary to reflect the relative economic interests of the Members in the Company;

(c)   The Agreed Value of any item of Company assets distributed to any Member shall be adjusted to equal the gross fair market value (taking Section 7701(g) of the Code into account) of such asset on the date of distribution as determined by the Manager; and

(d)   The Agreed Values of Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Section 734(b) or 743(b) of the Code; but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to (A) Treasury Regulations Section 1.704-1(b)(2)(iv)(*m*) and (B) subparagraph (vi) of the definition of "Profits" and "Losses" or Section 3.3(g) hereof, provided, however, that Agreed Values shall not be adjusted pursuant to this subparagraph (iv) to the extent that an adjustment pursuant to subparagraph (ii) is required in

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connection with a transaction that would otherwise result in an adjustment pursuant to this subparagraph (iv).

2.4.   "**Agreement**" means this Limited Liability Company Agreement and the exhibits hereto, as the same may be amended from time to time.

2.5.   "**Capital Account**" means the capital account established for each Member as set forth in Section 3.2.

2.6.   "**Change of Control**" means a change in the possession, directly or indirectly, of the power to direct the management or policies of the Company, whether through a change of Manager, the ownership of a Majority in Interest, by contract or otherwise.

2.7.   "**Code**" means the Internal Revenue Code of 1986, as amended from time to time.

2.8.   "**Company**" means HotelierCo Retail LLC.

2.9.   "**Company Minimum Gain**" means "partnership minimum gain" as defined in Section 1.704-2(b)(2) of the Treasury Regulations, substituting the term "Company" for the term "partnership" as the context requires.

2.10.   "**Majority In Interest**" means the vote of those Voting Members owning more than 50% of all Voting Shares.

2.11.   "**Manager**" means, initially, Nathan Kivi, or such other person as may be designated in accordance with this Agreement as a Manager, and who shall have the powers, duties and responsibilities set forth in Article 5.

2.12.   "**Member Nonrecourse Debt**" means "partner nonrecourse debt" as defined in Treasury Regulations Section 1.704-2(b)(4), substituting the term "Company" for the term "partnership" and the term "Member" for the term "partner" as the context requires.

2.13.   "**Member Nonrecourse Debt Minimum Gain**" means an amount, with respect to each Member Nonrecourse Debt, equal to the Company Minimum Gain that would result if the Member Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Treasury Regulations Section 1.704-2(i)(3).

2.14.   "**Member Nonrecourse Deduction**" means "partner nonrecourse deduction" as defined in Treasury Regulations Section 1.704-2(i), substituting the term "Member" for the term "partner" as the context requires, and any other deductions of the Company attributable to a liability with respect to which a Member bears the economic risk of loss to the extent such deductions would constitute Nonrecourse Deductions if no Member bore the economic risk of loss with respect to such liability.

2.15.   "**Membership Interest**" shall mean a Member's entire interest in the Company as granted pursuant to this Agreement and the Act, and which may be expressed in terms of Shares and/or Percentage Interest.

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2.16. "**New Audit Rules**" means the new partnership audit rules enacted under the Bipartisan Budget Act of 2015.

2.17. "**Nonrecourse Deductions**" has the meaning set forth in Treasury Regulations Sections 1.704-2(b)(1) and (c).

2.18. "**Nonrecourse Liability**" has the meaning set forth in Treasury Regulations Section 1.704-2(b)(3).

2.19. "**Non-Voting Members**" means any Member who is not a Voting Member and who holds Non-Voting Shares, including any such other persons or entities that be admitted as Non-Voting Members from time to time by the approval of a Majority in Interest or the Manager, which Members shall not be entitled to vote on actions requiring under this Agreement unless expressly stated otherwise herein or as otherwise required under applicable law.

2.20. "**Non-Voting Shares**" means those shares representing a fractional ownership percentage of the Company and having the rights, benefits and obligations set forth in this Agreement with respect to Non-Voting Shares. As of the date of this Agreement, 1,114,444 Non-Voting Shares are authorized for issuance, of which no shares have been issued.

2.21. "**Percentage Interest**" means the percentage interest for each Member in the Profits and Losses of the Company as set forth in Exhibit 3 as adjusted from time to time in accordance with this Agreement. Each Member's Percentage Interest at any given time shall be equal to the number of Shares held by such member at such time divided by the total number of Shares outstanding at such time. The Company's aggregate Percentage Interests shall total 100% at all times. Exhibit 3 lists the Percentage Interests of each Member on a fully subscribed basis and may be amended from time to time by the Manager to reflect changes in the Percentage Interests of the Members made in accordance with this Agreement.

2.22. "**Profits**" and "**Losses**" mean, for each fiscal year, an amount equal to the Company's taxable income or loss for such period, determined in accordance with §703(a) of the Code (for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant §703(a)(1) of the Code shall be included in taxable income or loss), with the following adjustments:

> (a) Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Profits and Losses pursuant to this Article shall be added to such taxable income or loss;

> (b) Any expenditures of the Company described in §705(a)(2)(B) of the Code or treated as §705(a)(2)(B) expenditures pursuant to Treasury Regulations §1.704-1(b)(2)(iv)(i), and not otherwise taken into account in computing Profits and Losses pursuant to this definition shall be subtracted from such taxable income or loss;

> (c) In the event the Adjusted Value of any Company asset is adjusted pursuant to subparagraphs (b) or (c) of the definition of "Agreed Value," the amount of such adjustment shall be treated as an item of gain (if the adjustment

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increases the Adjusted Value of the asset) or an item of loss (if the adjustment decreases the Adjusted Value of the asset) from the disposition of such asset and shall be taken into account for purposes of computing Profits or Losses.

(d)   If the Agreed Value of such property differs from its adjusted tax basis, then the depreciation, amortization and other cost recovery deductions for such fiscal year or other period shall be based on the Agreed Value;

(e)   Gain or loss resulting from any disposition of Company property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Agreed Value of the property disposed of (as adjusted pursuant to Section 2.13(c) above), notwithstanding that the adjusted tax basis of such property differs from its Agreed Value; and

(f)   To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to §734(b) or §743(b) of the Code is required pursuant to Treasury Regulations §1.704-1(b)(2)(iv)(m)(4) to be taken into account in determining capital accounts as a result of a distribution other than in liquidation of a Member's interest in the Company, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases the basis of the asset) from the disposition of the asset and shall be taken into account for purposes of computing Profits or Losses.

2.23.   "**Profits Interest Hurdle**" means an amount set forth in each award agreement reflecting the Profits Interests Value of the relevant Profits Interests at the time the Shares are issued.

2.24.   "**Profits Interests Value**" means, as of the date of determination and with respect to the relevant new Profits Interests to be issued, the aggregate amount that would be distributed to the Members pursuant to Section 3.6, if, immediately prior to the issuance of the relevant new Profit Interests, the Company sold all of its assets for Agreed Value and immediately liquidated, the Company's debts and liabilities were satisfied and the proceeds of the liquidation were distributed pursuant to Section 7.1.

2.25.   "**Shares**" means the shares into which the Membership Interests of the Company are divided from time to time, which may be Voting Shares or Non-Voting Shares.

2.26.   "**Voting Members**" means the Initial Members, as identified in Exhibit 1, and such other persons or entities that may be admitted as Voting Members from time to time by the approval of a Majority in Interest and the Manager, which Members shall be entitled to vote on actions requiring votes as set forth in this Agreement.

2.27.   "**Voting Shares**" means those Shares representing a fractional ownership percentage of the Company and having the rights, benefits and obligations set forth in this Agreement with respect to Voting Shares. The number of Voting Shares owned by each Member as of the date of this Agreement is set forth in Exhibit 1.

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ARTICLE 3.
CONTRIBUTIONS; CAPITAL ACCOUNTS; DISTRIBUTIONS

3.1. <u>INITIAL CONTRIBUTIONS</u>. The Initial Members have contributed to the Company capital as described in <u>Exhibit 2</u> hereto. <u>Exhibit 2</u> shall be updated from time to time by the Manager as additional capital contributions are made by new and existing Members.

3.2. <u>MEMBER'S CAPITAL ACCOUNTS</u>. A separate Capital Account shall be maintained for each Member, including any additional Member who hereafter receives an interest in the Company. The Capital Account of each Member shall consist of (i) the cash contributed by such Member to the Company, plus (ii) the Agreed Value of property contributed by such Member to the Company as reflected in the Company's records, net of any liabilities secured by such contributed property or assumed by the Company or to which the contributed property is subject, plus (iii) the amount of allocations of Profits to such Member, less (iv) the amount of Losses and deductions allocated to such Member, less (v) the amount of cash distributed to such Member, and less (vi) the Agreed Value of any property distributed to such Member as reflected in the Company's records, net of any liabilities secured by such contributed property or assumed by such Member or to which such property is subject, in each case, subject to such other adjustments as may be required under the Code or the regulations under Code Section 704(b). In the case of a distribution of property in kind or an adjustment to the Agreed Value of the Company's property, the Capital Accounts shall be adjusted for the Member's share of the phantom gain or loss in the manner set forth in <u>Article 7</u>.

3.3. <u>CAPITAL ACCOUNT MAINTENANCE</u>. The method by which the Capital Accounts are maintained hereunder is intended to comply with Code Section 704(b) and the Treasury Regulations thereunder. If the Manager determines that modifications are needed to comply with those provisions, then, notwithstanding anything to the contrary in this <u>Article 3</u>, the method by which the Capital Accounts are maintained shall be so modified, insofar as such modifications do not materially alter the economic agreement among the Members as set forth herein.

3.4. <u>SUBSEQUENT ADDITIONAL CONTRIBUTIONS</u>. If the Manager determines in good faith that the Company requires funds for any purpose reasonably related to the business of the Company, the Company may request additional capital contributions from the Members, but the Members shall not be obligated to contribute additional capital. If the Company requests additional capital contributions from the Members, each Member shall have the right to contribute such funds to the capital of the Company up to his, her or its Percentage Interest on the same terms as all other Members.

3.5. <u>DISTRIBUTIONS</u>. At the Manager's sole discretion (subject, however, to limitations on distributions required under the Act), the Company shall make distributions of available cash to the Members in accordance with their Percentage Interests.

3.6. <u>LIMITATION ON DISTRIBUTIONS TO PROFITS INTERESTS</u>. It is the intention of the parties to this Agreement that distributions to any service provider with respect to its Profits Interest be limited to the extent necessary so that the related Membership Interest constitutes a Profits Interest. In furtherance of the foregoing, and notwithstanding anything to the contrary in this Agreement, the Manager shall, if necessary, limit any distributions to any service

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provider with respect to its Profits Interests so that such distributions do not exceed the available profits in respect of such service provider's related Profits Interest. Available profits shall include the aggregate amount of profit and unrealized appreciation in all of the assets of the Company between the date of issuance of such Profits Interests and the date of such distribution, it being understood that such unrealized appreciation shall be determined on the basis of the Profits Interest Hurdle applicable to such Profits Interests. In the event that a service provider's distributions and allocations with respect to his Profits Interests are reduced pursuant to the preceding sentence, an amount equal to such excess distributions shall be treated as instead apportioned to the holders of Voting Members and Non-Voting Members that have met their Profits Interest Hurdle, pro rata in proportion to their aggregate holdings of their Membership Interests.

3.7. <u>TAX ADVANCES</u>. With respect to each calendar year, subject to any restrictions in the Company's then applicable debt-financing arrangements, and subject to the determination by the Manager to retain any other amounts necessary to satisfy the Company's obligations, the Company shall use commercially reasonable efforts to distribute an amount at least equal to the Company's taxable income for such calendar year multiplied by the highest combined federal and state income tax rate applicable to any Member with respect to such taxable income. Any distributions made pursuant to this <u>Section 3.7</u> shall be treated for purposes of this Agreement as advances on distributions pursuant to <u>Section 3.5</u> and shall reduce, dollar-for-dollar, the amount otherwise distributable to such Member pursuant to <u>Section 3.5</u>.

3.8. <u>INDEMNIFICATION</u>.

(a) **Tax Withholding.** If requested by the Manager, each Member shall, if able to do so, deliver to the Manager:

(i) an affidavit in form satisfactory to the Manager that the applicable Member (or its members, as the case may be) is not subject to withholding under the provisions of any federal, state, local, foreign or other applicable law;

(ii) any certificate that the Manager may reasonably request with respect to any such laws; and/or

(iii) any other form or instrument reasonably requested by the Manager relating to any Member's status under such law.

If a Member fails or is unable to deliver to the Manager the affidavit described in <u>Section 3.8(a)(i)</u>, the Manager may withhold amounts from such Member in accordance with <u>Section 3.8(b)</u>.

(b) **Withholding Advances.** The Company is hereby authorized at all times to make payments ("**Withholding Advances**") with respect to each Member in amounts required to discharge any obligation of the Company (as determined by the Manager (acting reasonably and based on the advice of legal or tax counsel to the Company) to withhold or make payments to any federal, state, local or foreign taxing authority (a "**Taxing Authority**") with respect to any

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distribution or allocation by the Company of income or gain to such Member and to withhold the same from distributions to such Member. Any funds withheld from a distribution by reason of this Section 3.8(b) shall nonetheless be deemed distributed to the Member in question for all purposes under this Agreement and, at the option of the Manager (acting reasonably and based on the advice of legal or tax counsel to the Company), shall be charged against the Member's Capital Account.

(c) **Repayment of Withholding Advances.** Any Withholding Advance made by the Company to a Taxing Authority on behalf of a Member and not simultaneously withheld from a distribution to that Member shall, with interest thereon accruing from the date of payment at a rate equal to the prime rate published in the *Wall Street Journal* on the date of payment plus two percent (2.0%) per annum (the "**Company Interest Rate**"):

(i) be promptly repaid to the Company by the Member on whose behalf the Withholding Advance was made (which repayment by the Member shall not constitute a capital contribution, but shall credit the Member's Capital Account if the Manager shall have initially charged the amount of the Withholding Advance to the Capital Account); or

(ii) with the consent of the Manager, be repaid by reducing the amount of the next succeeding distribution or distributions to be made to such Member (which reduction amount shall be deemed to have been distributed to the Member, but which shall not further reduce the Member's Capital Account if the Manager shall have initially charged the amount of the Withholding Advance to the Capital Account).

Interest shall cease to accrue from the time the Member on whose behalf the Withholding Advance was made repays such Withholding Advance (and all accrued interest) by either method of repayment described above.

(d) **Indemnification.** Each Member hereby agrees to indemnify and hold harmless the Company and the other Members from and against any liability with respect to taxes, interest and penalties, if any, that may be incurred by the Company by reason of the Company's failure to deduct and withhold sufficient tax on amounts distributable or allocable to such Member or by reason of an adjustment to an amount of income, gain, loss, deduction or credit allocable to such Member (including, but not limited to, any amount payable by the Company pursuant to an adjustment under Section 6225 of the Code). The provisions of this Section 3.8(d) and the obligations of a Member pursuant to Section 3.8(c) shall survive the withdrawal of such Member from the Company or transfer of such Membership Interests and the termination, dissolution, liquidation and winding up of the Company. The Company may pursue and enforce all rights and remedies it may have against each Member under this Section 3.8, including bringing a lawsuit to collect repayment with interest of any Withholding Advances.

(e)   **Overwithholding.** Neither the Company nor the Manager shall be liable for any excess taxes withheld in respect of any distribution or allocation of income or gain to a Member. In the event of an overwithholding, a Member's sole recourse shall be to apply for a refund from the appropriate Taxing Authority.

3.9.   ALLOCATIONS OF PROFITS AND LOSSES. Exhibit 3 hereto lists the initial Percentage Interests of each Member. For each fiscal year (or portion thereof), except as otherwise provided in this Agreement, the Profits and Losses of the Company shall be allocated among the Members in a manner such that, after giving effect to the special allocations set forth in Section 3.10, the Capital Account balance of each Member, immediately after making such allocations, is, as nearly as possible, equal to (i) the distributions that would be made to such Member pursuant to Section 7.1 if the Company were dissolved, its affairs wound up and its assets sold for cash equal to their Agreed Value, all Company liabilities were satisfied (limited with respect to each Nonrecourse Liability to the Agreed Value of the assets securing such liability), and the net assets of the Company were distributed, in accordance with Section 7.1, to the Members immediately after making such allocations, minus (ii) such Member's share of Company Minimum Gain and Member Nonrecourse Debt Minimum Gain, computed immediately prior to the hypothetical sale of assets.

3.10.   REGULATORY   AND   SPECIAL   ALLOCATIONS. Notwithstanding   the provisions of Section 3.9:

(a)   Nonrecourse Deductions shall be allocated among the Members in proportion to their Capital Contributions. If there is a net decrease in Company Minimum Gain (determined according to Treasury Regulations Section 1.704-2(d)(1)) during any fiscal year, each Member shall be specially allocated gross income for such fiscal year (and, if necessary, subsequent fiscal years) in an amount equal to such Member's share of the net decrease in Company Minimum Gain, determined in accordance with Treasury Regulations Section 1.704-2(g). The items to be so allocated shall be determined in accordance with Treasury Regulations Sections 1.704-2(f)(6) and 1.704-2(j)(2). This Section 3.10(a) is intended to comply with the "minimum gain chargeback" requirement in Treasury Regulations Section 1.704-2(f) and shall be interpreted consistently therewith.

(b)   Member Nonrecourse Deductions shall be allocated to the Member or Members who bear the economic risk of loss with respect to the liabilities to which such deductions are attributable. Except as otherwise provided in Treasury Regulations Section 1.704-2(i)(4), if there is a net decrease in Member Nonrecourse Debt Minimum Gain during any fiscal year, each Member that has a share of such Member Nonrecourse Debt Minimum Gain shall be specially allocated gross income for such fiscal year (and, if necessary, subsequent fiscal years) in an amount equal to that Member's share of the net decrease in Member Nonrecourse Debt Minimum Gain. Items to be allocated pursuant to this paragraph shall be determined in accordance with Treasury Regulations Sections 1.704-2(i)(4) and 1.704-2(j)(2). This Section 3.10(b) is intended to comply with the "minimum gain chargeback" requirements in Treasury Regulations Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(c)   In the event any Member unexpectedly receives any adjustments, allocations or distributions described in Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5) or (6), gross income shall be specially allocated to such Member in an amount and manner sufficient to eliminate the Adjusted Capital Account Deficit created by such adjustments, allocations or distributions as quickly as possible. This Section 3.10(c) is intended to comply with the qualified income offset requirement in Treasury Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

(d)   The allocations set forth in paragraphs (a), (b) and (c) above (the "Regulatory Allocations") are intended to comply with certain requirements of the Treasury Regulations under Code Section 704. Notwithstanding any other provisions of this Article III (other than the Regulatory Allocations), the Regulatory Allocations shall be taken into account in allocating Profits and Losses among Members so that, to the extent possible, the net amount of such allocations of Profits and Losses and other items and the Regulatory Allocations to each Member shall be equal to the net amount that would have been allocated to such Member if the Regulatory Allocations had not occurred.

(e)   The Company and the Members acknowledge that allocations like those described in Proposed Treasury Regulations Section 1.704-1(b)(4)(xii)(c) ("Forfeiture Allocations") result from the allocations of Profits and Losses provided for in this Agreement. For the avoidance of doubt, the Company is entitled to make Forfeiture Allocations and, once required by applicable final or temporary guidance, allocations of Net Income and Net Loss will be made in accordance with Proposed Treasury Regulations Section 1.704-1(b)(4)(xii)(c) or any successor provision or guidance.

3.11. ALLOCATION OF PROFIT AND LOSS FOR FEDERAL INCOME TAX PURPOSES. As of the end of each fiscal year, the Company's income and expense and capital gain or loss shall be allocated among the Members for federal income taxes in accordance with Section 3.7; *provided*, *however*, that adjustments shall be made so as to eliminate, to the extent possible, any disparity between a Member's Capital Account and his, her or its tax basis account, consistent with principles set forth in Code Section 704(c) and the regulations under Code Section 704(b). In the case of any transfer or assignment of a Membership Interest, the transferee or assignee shall succeed to the transferor's or assignor's Capital Account and the tax basis account maintained for the Capital Account. Neither the Capital Account nor the tax basis account shall be adjusted as a result of the assignment or transfer. Assignments and transfers are effective against the Company only as provided herein.

ARTICLE 4.
RIGHTS AND OBLIGATIONS OF THE MEMBERS

4.1. LIMITATION OF LIABILITY. Each Member's liability with respect to the Company shall be limited to the fullest extent permitted in the Act, this Agreement and any applicable law. Each Member shall be indemnified by the Company to the same extent the Manager is indemnified as set forth herein.

4.2. <u>COMPANY LIABILITY</u>. A Member shall not be personally liable for any debts, obligations or losses of the Company beyond his, her or its (i) respective capital contributions to the Company; or (ii) pro-rata portion of the Company's undistributed profits.

4.3. <u>TAG ALONG/DRAG ALONG RIGHTS</u>. In the event that the Manager, together with a Majority in Interest, agree to accept an offer to sell all or any portion of the Percentage Interests in the Company in a bona fide arms' length sale, each Member of the Company shall have the right and obligation to participate in such transaction; *provided*, that the purchase price be allocated on a pro rata basis according to each Member's Percentage Interests and the payment terms therefor shall be on the same terms for all Members.

4.4. <u>ACCESS TO INFORMATION; RECORDS</u>. Each Member has the right, at its expense, to obtain from the Company, from time to time upon written demand, all reasonable information requested by such Member that is required to be shared with Members under the Act.

4.5. <u>BINDING AGREEMENTS</u>. Except for any Member's authority as a Manager or officer, no Member shall have any authority to bind the Company unless the Member has been so authorized by the Manager.

4.6. <u>INDEMNIFICATION</u>. The Company shall indemnify and hold harmless any Member as set forth above. No Member shall have a fiduciary duty to the Company or any other Member. The foregoing shall not, in any way, be construed to limit the Manager's or any officer's duties as enumerated herein.

To the extent that a Member has been successful on the merits or otherwise in defense of any lawsuit, action, suit or proceeding referred to in the preceding paragraph, or in defense of any demand, claim or matter therein, the Company shall indemnify such Member against the costs and expenses, including attorneys' fees, actually and reasonably incurred by such Member in connection therewith. The Company shall advance indemnification payments, including legal fees and costs, that reasonably appear to be due hereunder upon the request of any party subject to indemnity hereunder and the execution by such party of a written agreement to return such payments in the event that the indemnification is ultimately determined not to be due to such party hereunder.

4.7. <u>REPRESENTATIONS</u>. Each Member represents and warrants that his, her or its interest in the Company is being acquired solely for his, her or its own account, for investment purposes only, and is not being purchased with a view to or for the resale, distribution, subdivision or fractionalization thereof; each Member represents and warrants that he, she or it has no agreement or other arrangement, formal or informal, with any person to sell, transfer, pledge or subject to any lien, any part of any interest in the Company being acquired or which would guarantee the Member any profit or protect the Member against any loss with respect to such interest in the Company; and each Member represents and warrants that he, she or it has no plans to enter into any such agreement or arrangement. The Members understand that they must bear the economic risk of the investment for an indefinite period of time because no interest in the Company has been registered under any applicable securities laws and, therefore, cannot be resold or otherwise transferred unless subsequently registered under the Securities Act of 1933, as amended, and any applicable state securities laws (which the Company is not obligated to do),

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or an exemption from such registration is available. The Members further understand that the exemption under Rule 144 under the Securities Act of 1933, as amended, may be unavailable because of the conditions and limitations of such rule. The Members are aware that no federal or state regulatory agency has made any finding or determination as to the fairness for public or private investment, nor any recommendation or endorsement, of an investment in the Company. Each Member agrees that all the Members are passive investors and, except as expressly set forth herein, shall have no control over the Company or its decisions.

4.8. <u>WITHDRAWAL</u>. No Member may withdraw from the Company without the prior written consent of the Manager, which consent may be withheld in the Manager's sole and exclusive discretion.

4.9. <u>OTHER ACTIVITIES</u>. Each Member may engage in or possess an interest in any business or activity whatsoever, whether presently existing or hereafter created, without any accountability to the Company or any other Member, and without obligation to offer any business opportunity to the Company or any other Member even if the opportunity is one that the Company might reasonably be deemed to have pursued or desired to pursue if granted the opportunity to do so.

4.10. <u>INTERESTED TRANSACTIONS</u>. Nothing in this Agreement shall impede the Company's ability to enter into contractual arrangements with any Member or the Manager, so long as the terms of any such transaction are fair to the Company or comparable to the terms available with 3rd parties, as reasonably determined by the Manager.

ARTICLE 5.
MANAGEMENT AND CONTROL OF BUSINESS

5.1. <u>MANAGEMENT OF THE BUSINESS</u>. The business, property, and affairs of the Company shall be managed by the Manager. The initial Manager shall be Nathan Kivi. The Manager shall be elected by and subject to removal only by vote of all the Voting Members.

5.2. <u>POWERS OF THE MANAGER</u>.

(a) The Manager is authorized, on the Company's behalf, to make all decisions with respect to the Company's and its subsidiaries' business, except as expressly limited by applicable law or this Agreement.

(b) Notwithstanding any other provision contained herein to the contrary but without limiting any other right of the Voting Members as set forth herein, a Majority in Interest shall be required to approve in writing the following actions of the Company prior to the Manager effecting them (for the Company or any company or entity owned by the Company):

(i) Issuing any equity or debt (in any form other than Profits Interests) to any person, unless such equity or debt was first offered to all of the Voting Members pursuant to Section 3.4 and less than all of it was purchased by the Voting Members, provided it is then issued within one year on the same terms offered to the Voting Members.

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(ii)   Merger or reorganization of the Company.

(iii)   Appointing additional managers.

(iv)   Winding up, liquidating or dissolving the Company.

(v)   Application for appointment of a receiver or filing for bankruptcy in any state or federal court of competent jurisdiction.

(vi)   Removal of initial Officer/President of the Company.

5.3.   ADDITION OF MEMBERS. Any person or entity, including, without limitation a service provider, may become a Member (with or without voting rights) by written approval of the Manager on such terms and for such consideration (including services to be rendered) as the Manager shall determine in his reasonable discretion after having offered similar terms to the existing Voting Members in accordance with Section 5.2(b)(i). The Percentage Interest and Membership Interests to be held by each such new Member shall be determined by the Manager and the Percentage Interests of the other Members shall be diluted pro rata. No new Member shall be entitled to any retroactive allocation of Profits or Losses incurred by the Company. The Manager may, at his reasonable option, at the time that a new Member is admitted, close the Company's books (as though the Company's tax year had ended) or make pro rata allocations of Profits or Losses to a new Member for that portion of the Company's tax year in which the new Member was admitted, in accordance with the provisions of Code Section 706(d) and the Treasury Regulations promulgated thereunder.

5.4.   BOOKS. The Manager shall maintain complete and accurate books of account of the Company's affairs at such location or locations as may be determined by the Manager. Such books shall include profit and loss statements and Capital Accounts maintained in accordance with this Agreement and also on a "tax basis." Additionally, such books shall be kept under the accrual method of accounting according to generally accepted accounting principles. The Company's accounting period and fiscal year shall be the calendar year.

5.5.   REPORTS. The Manager shall close the books of account after the close of each calendar year, and shall prepare and send to each Member a statement of such Member's distributive share of income and expense for income tax reporting purposes. In addition, Manager shall provide on a monthly basis, an operating statement, internally prepared with reasonable backup documentation. All Voting Members shall have the right, once per calendar year to cause an audit, conducted by a certified public accountant, of the books and financials of the Company at the Company's sole cost and expense

5.6.   OFFICERS.

(a)   The Manager may appoint and remove officers of the Company with such titles and responsibilities as the Manager shall determine; *provided, however*, that the Manager may not delegate or attempt to delegate more than his overall management responsibility to any officer or Manager's executive authority as set forth in Section 5.2. Compensation of such officers, if any, shall be determined by the Manager.

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(b)   In accordance with the foregoing, the initial Manager hereby appoints Natalie Stone as the President of the Company, with equal powers and management authority as the Manager; *provided, however*, that in the event of any disagreement or conflict between the Manager and the President, the Manager's decision will prevail and control.

5.7.   DUTY OF GOOD FAITH. The Manager and any officers shall perform their management duties in good faith, in a manner the Manager and any such officers reasonably believe to be in the Company's best interest and with such care as an ordinary prudent person in a similar position would use under similar circumstances and conditions. The Manager and any officers shall not be liable to the Company or any Member unless the loss or damage was the result of gross negligence or willful misconduct. This Section 5.7 shall not be construed as providing rights or benefits for any third parties.

5.8.   PARTNERSHIP REPRESENTATIVE. The Manager in his reasonable discretion may exercise all authority permitted of a "partnership representative" under the Code and the Regulations. In particular, the Manager may, in his reasonable discretion, make any elections provided for under the New Audit Rules, control and make all decisions with respect to any administrative proceedings relating to tax matters or the judicial review thereof, and settle or litigate any audit adjustments proposed by the Internal Revenue Service in any audit governed by the New Audit Rules. Each Member agrees to cooperate with the Manager and to do any or all things reasonably required by the Manager in connection with such matters and proceedings. The Company shall fully reimburse and indemnify the Manager, to the fullest extent permitted by applicable law, for and against all costs and expenses reasonably incurred in his role as Manager.

5.9.   INDEMNIFICATION. The Company shall indemnify and hold harmless the Manager and the officers from and against any and all claims and demands whatsoever in connection with the business of the Company, *provided* that the act or omission did not constitute bad faith, gross negligence, reckless misconduct or breach of fiduciary duty on the part of such person and that the act or omission did not occur prior to, or at the time of, the formation of the Company and, *provided further* that, regardless of when the act or omission occurs, any claim or demand arising with respect to any prior employment, independent contractor status or other business relationship is expressly excluded from indemnification pursuant to this Section 5.9. If the appropriate tribunal does not address whether the act or omission constitutes bad faith, gross negligence, reckless misconduct or breach of fiduciary duty on the part of the Manager or officer, indemnification permitted by this Section 5.9 shall be made by the Company only upon a determination by independent legal counsel approved by the Manager (excluding any party seeking indemnification hereunder) in a written opinion that the party is, in fact, entitled to indemnification under the standard of conduct set forth above, except that indemnification hereunder may be made if ordered or expressly permitted by a court or as provided in the following paragraph.

To the extent that the Manager or any other person described in the preceding paragraph has been successful on the merits or otherwise in defense of any lawsuit, action, suit or proceeding referred to in such paragraph, or in defense of any demand, claim or matter therein, the Company shall indemnify such person against the costs and expenses, including attorneys'

14

fees, actually and reasonably incurred by him or her in connection therewith. The Company shall advance indemnification payments, including legal fees and costs, that reasonably appear to be due hereunder upon the request of any party subject to indemnity hereunder and the execution by such party of a written agreement to return such payments in the event that the indemnification is ultimately determined not to be due to such party hereunder.

5.10. ELECTION OF LIQUIDATION VALUE SAFE HARBOR.

(a) The Company is authorized and may elect the safe harbor by reasonable decision of the Manager, in accordance with proposed Treasury Regulations Section 1.83(1) and the proposed revenue procedure thereunder (once such regulations and revenue procedure become effective), under which the fair market value of each interest in the Company that is transferred in connection with the performance of services ("**Profits Interests**") shall be treated as being equal to the liquidation value of that interest (the "**Safe Harbor Election**").

(b) In the event that the Company makes the Safe Harbor Election, the Company and each Member (including any person to whom an interest in the Company is transferred in connection with the performance of services) agree to comply with all requirements of the Safe Harbor Election with respect to all interests in the Company transferred in connection with the performance of services while the Safe Harbor Election remains effective, including the requirement that all relevant federal income tax items be reported consistently with the Safe Harbor Election.

(c) The effective date of the Safe Harbor Election shall be the earliest permitted such date under the applicable regulations and revenue procedure, once those become effective, and the Safe Harbor Election shall continue to apply until such time (if ever) as all Members affected by the Safe Harbor Election shall agree to terminate it and the Company shall affirmatively terminate it under applicable procedures.

(d) The Manager shall file, with the Company's federal income tax return for the taxable year in which the Safe Harbor Election becomes effective, a document, executed by the Manager, stating that the Company is electing, on behalf of the Company and the Members, to have the Safe Harbor Election apply irrevocably with respect to all interests in the Company transferred in connection with the performance of services while the Safe Harbor Election is in effect.

(e) The Company shall comply with applicable recordkeeping requirements for the Safe Harbor Election, and the Company and the Members shall take all other actions, if any, required to comply with the requirements of such Safe Harbor Election as ultimately promulgated, to the extent practicable.

ARTICLE 6.
TRANSFERABILITY OF MEMBERSHIP INTERESTS

6.1.   ASSIGNMENT.   No Member may assign any portion of his, her or its Voting Membership Interests in the Company without the prior written consent of a Majority in Interest and the Manager. No Member may assign any portion of his, her or its Non-Voting Membership Interests in the Company without the prior written consent of the Manager or a Majority in Interest. An assignee holding the Membership Interests of any Member may become a Member only with the foregoing consent received and after such assignee signs a counterpart or joinder to this Agreement in a form acceptable to the Manager, and any other reasonable agreements requested by the Manager in connection therewith.

6.2.   RIGHTS OF ASSIGNEE. An assignee that does not become a Member shall not have the rights of a Member except that the assignee shall be entitled to receive such distribution or distributions and to receive such allocation of Profits and Losses to which the assigning Member was entitled. An assignee that becomes a Member shall be deemed to be a Non-Voting Member unless expressly noted otherwise by the Manager, and shall otherwise have all of the rights, duties and liabilities under this Agreement of the assigning Member.

ARTICLE 7.
DISSOLUTION; LIQUIDATION

7.1.   LIQUIDATION. Upon the occurrence of an event terminating the Company, but subject to the approval of all Voting Members, the Manager shall act as liquidator to wind up the affairs and business of the Company. The Company's creditors shall be paid in satisfaction of the liabilities of the Company, and the Company's assets shall be distributed as soon as is practicable.   The liquidator shall sell the Company's assets, except to the extent that the Members agree to the distribution of assets in kind; allocate any Profits or Losses from sales to the Members in accordance with Section 3.9; and distribute the Company's assets to the Members in the same manner as distributions are made under Section 3.5. If property is to be distributed in kind, such property shall be valued at its Agreed Value and treated as if it were sold for its Agreed Value. The gain or loss on such "deemed" sale (the "**phantom gain or loss**") shall be calculated as the difference between such Agreed Value and the net book value of the property. Such gain or loss shall be allocated in accordance with Exhibit 3 as if such gain or loss was Profit or Loss from the sale of all or substantially all of the Company's assets and the property then distributed based on its Agreed Value in accordance with the Member's Capital Account balances after the allocation of the phantom gain or loss.

ARTICLE 8.
AMENDMENTS; VOTING

8.1.   AMENDMENTS.   This Agreement may only be amended with the written approval of a Majority in Interest, other than updates to the exhibits made in accordance with this Agreement, which may be made anytime by the Manager.

8.2.   UNANIMOUS WRITTEN CONSENT. Notwithstanding Section 8.1, the written consent of any Non-Voting Member who is materially, adversely and disproportionately (vis-àvis Voting Members) affected by any amendment shall be required to approve such amendment, and the written approval of all Non-Voting Members shall be required to amend this <u>Section 8.2</u>.

ARTICLE 9.
MISCELLANEOUS

9.1.   <u>NOTICE</u>. Any notice given under this Agreement shall be given personally, by facsimile, by e-mail or by first class mail or overnight courier. Such notices shall be deemed given when received if personally given, at the time received if sent by first class or overnight courier and upon acknowledgment if sent by facsimile or e-mail, in each case, to the address set forth on <u>Exhibit 1</u>.

9.2.   <u>CHOICE OF LAW</u>. This Agreement and its interpretation shall be governed exclusively by its terms and by the laws of the State of Delaware and, specifically, the Act.

9.3.   <u>FURTHER AGREEMENTS</u>. Each Member hereby agrees to execute such other and further statements of interest and holdings, designations and other instruments necessary to comply with any laws, rules or regulations.

9.4.   <u>SEVERABILITY; ASSIGNMENT; COUNTERPARTS</u>. If any provision hereof or the application thereof to any person or circumstance shall be invalid, illegal or unenforceable to any extent or for any reason, the remainder of this Agreement and the application thereof shall not be affected and shall be enforceable to the fullest extent permitted by law. Each covenant, term, provision and agreement herein shall be binding upon, and inure to the benefit of, the parties hereto and, to the extent permitted by this Agreement, their respective heirs, legal representatives, successors and assigns. None of the provisions of this Agreement shall be for the benefit of, or enforceable by, any creditors of the Company. This Agreement may be executed in counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

9.5.   <u>CONSTRUCTION PRINCIPLES</u>. Whenever the singular number is used herein and when required by the context, the same shall include the plural and vice versa, and the masculine gender shall include the feminine and neuter genders and vice versa. The headings herein are inserted for convenience only and do not describe, interpret, define or limit the scope, extent or intent of this Agreement or any provision hereof. The failure of any party to seek redress for default of, or insist upon, the strict performance of any covenant or condition hereof shall not prevent a subsequent act, which would have originally constituted a default, from having the effect of an original default. The rights and remedies provided herein are cumulative. The use of any one remedy by any party shall not preclude or waive the right to use any other remedy. These rights and remedies are given in addition to any other legal rights the parties may have.

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ACTIVE.125023394.05

IN WITNESS WHEREOF, the parties hereto have executed this Limited Liability Company Agreement of HotelierCo Retail LLC as of the date first above written.

VOTING MEMBERS

HotelierCo Enterprises LLC

By: _Nathan Kivi (Sep 17, 2020 11:29 EDT)_
Name: Nathan Kivi
Its: Manager

By: _Natalie Stone (Sep 17, 2020 10:32 CDT)_
Name: Natalie Stone
Its: President

NON-VOTING MEMBERS

None initially

ACTIVE.125023394.04

EXHIBIT 1

LIMITED LIABILITY COMPANY AGREEMENT
OF
HOTELIERCO RETAIL LLC

MEMBERS

The Members of the Company are as follows as of September 9, 2020:

VOTING MEMBERS

NAME	**ADDRESS**
HotelierCo Enterprises LLC	325 5th Avenue, Suite 205, Indialantic, Florida 32903-4270 E-Mail: nathan.kivi@hotelierco.com E-Mail: natalie.stone@hotelierco.com

NON-VOTING MEMBERS

NAME	**ADDRESS**
None Initially	

<u>**EXHIBIT 2**</u>

LIMITED LIABILITY COMPANY AGREEMENT
OF
HOTELIERCO RETAIL LLC

CAPITAL CONTRIBUTIONS

The capital contributions of the Members are as follows as of September 9, 2020:

<u>**NAME**</u>	<u>**INITIAL CAPITAL**</u> <u>**CONTRIBUTION**</u>
HotelierCo Enterprises LLC	$67,500
<u>**Total:**</u>	<u>**$67,500**</u>

EXHIBIT 3

LIMITED LIABILITY COMPANY AGREEMENT
OF
HOTELIERCO RETAIL LLC

PERCENTAGE INTERESTS

As of September 9, 2020, the following is a list of the Members of the Company together with their respective Percentage Interests:

NAME	VOTING SHARES	NON-VOTING SHARES	PERCENTAGE INTEREST
HotelierCo Enterprises LLC	12,500,000	0	100%
Total:	**12,500,000**	**0**	**100.00%**